Exhibit (a)(29)

i2 TECHNOLOGIES, INC.

ADDENDUM FOR EMPLOYEES IN THE UNITED KINGDOM

MATERIAL TAX CONSEQUENCES

This summary is intended to alert you to some of the tax consequences you may want to consider in making your decision about the exchange offer. The summary does not discuss all of the tax consequences that may be relevant to you in your particular circumstances. In addition, you should note that tax laws change frequently. You should consult with your tax advisor as to your particular participation in the exchange offer.

We anticipate making the New Option Grants under an approved plan for U.K. tax purposes; however, no assurances can be given to that effect. To the extent your New Option Grant is issued under an unapproved plan, you will be required to pay the employer national insurance contribution upon exercise of the New Option Grant as described below.

Unapproved Options

You will be subject to income tax when you exercise your New Option Grant on the difference between the fair market value of the shares on the date of exercise and the exercise price. Any income tax will be collected through the PAYE system.

Upon exercise of an option granted after 5 April 1999, both employers and employees are required to pay national insurance contributions (“NIC”) on the difference between the fair market value of the acquired shares on the date of option exercise and the exercise price paid for such shares. The employee NIC rate is currently 10% on earnings up to £30,420 per annum. The U.K. Government has announced that additional employee NIC at the rate of 1% will be payable in respect of all earnings (including earnings in excess of the upper earnings limit). It is likely that this will apply to all options exercised after April 5, 2003 to which NIC applies. Note that options granted prior to April 6, 1999 were not subject to NIC; however, any New Option Grants you receive in exchange therefore will be subject to NIC, including the requirement to pay employer NIC as described below.

Recent legislation allows an employer to transfer the employer’s NIC liability to the employee in connection with the exercise, assignment, release or cancellation of options. As a condition to your receipt of the New Option Grants, you will be required to pay the employer’s NIC due with respect to the New Option Grants and to enter into a joint election to be submitted to Inland Revenue pursuant to which you will agree to pay such NIC. The employer NIC rate is currently 11.8% with no cap; however, the U.K government has announced that the employer NIC rate will increase to 12.8% for all options exercised after April 5, 2003 to which NIC applies. It is our understanding that you will be entitled to deduct such NIC payments in calculating the amount of taxable income upon exercise of the new options. Accordingly, upon exercise of the New Option Grants, you will be required to pay both the employee and employer NIC.

When you sell your shares, you may be subject to capital gains tax on the difference between the sale price and the fair market value of the shares on the date of exercise, subject to any available annual exemption for capital gains. You may also be able to benefit from taper relief to reduce your gain based on the number of years you hold the purchased.

Approved Options

When you exercise your option, you will not recognize taxable income provided the option is exercised at least three (3) years after the date of grant of the New Option Grant; at least three (3) years after the last tax exempt exercise; and also provided the plan is still approved by the UK Inland Revenue at the time of exercise. You will not have to pay any NIC provided the plan is still approved by the UK Inland Revenue at the time of exercise.

When you sell your shares, you may be subject to capital gains tax on the difference between the sale price and the exercise price of the shares, subject to any available annual exemption for capital gains. You may also be able to benefit from taper relief to reduce your gain based on the number of years you hold the purchased shares.